Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Lorus Therapeutics reports third quarter results for fiscal year 2008

     TORONTO, April 14 /CNW/ - Lorus Therapeutics Inc. (Lorus), a
biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and nine months ended February 29,
2008. Unless specified otherwise, all amounts are in Canadian dollars.

     QUARTERLY HIGHLIGHTS

     During the third quarter Lorus announced the initiation of GLP toxicology studies for its lead anticancer small molecule drug LOR-253. The toxicology studies, currently underway, are designed to support the filing of an
Investigational New Drug (IND) application with the U.S. FDA for LOR-253 to initiate a Phase I clinical study in cancer indications. Lorus intends to submit an IND for LOR-253 during the fourth quarter of 2008, following successful completion of the toxicology program.
     Subsequent to the third quarter, Lorus announced that its subsidiary
GeneSense Technologies, Inc. ("GeneSense") has signed an exclusive multinational license agreement with Zor Pharmaceuticals LLC ("ZOR") formed as a subsidiary of Zoticon Bioventures Inc. ("Zoticon"), to further develop and commercialize Virulizin(R) for human therapeutic applications. ZOR will be responsible for the cost of all the clinical development, regulatory submissions and commercialization of Virulizin(R) in North and South America,
Europe and Israel. GeneSense will retain rights in rest of the world.
     Under the terms of the licensing agreement, GeneSense will be entitled to receive payments in excess of US$10 million in upfront and various clinical and regulatory milestones payments. GeneSense will also receive royalties that vary from 10-20% depending on achieving of sales of Virulizin(R). In addition,
Pharma Immune Inc. ("Pharma Immune"), a wholly owned subsidiary of Lorus, will receive 25% of the initial equity in ZOR. Pharma Immune's equity will not be subject to dilution on the first US$5 million of financing in ZOR. Thereafter,
Pharma Immune has, at its option, a right to participate in any additional financings to maintain its ownership level. In addition, GeneSense has entered into a Service Agreement with ZOR to assist in the transfer of knowledge for moving forward with the development program for Virulizin.
     "Moving LOR-253 forward is consistent with Lorus' focus on development of novel drugs from a broad range of technologies", stated Dr. Aiping Young,
President and CEO of Lorus. "Initiation of GLP-toxicology studies for LOR-253 represents an important step towards bringing our first, and very promising, small molecule compound into the clinic". "We are also delighted to partner with Zoticon who shares our vision in the potential of Virulizin(R) and has the expertise and financial commitment to bring Virulizin(R) to market".

     FINANCIAL RESULTS

     Loss from operations for the three-month period ended February 29, 2008 increased to $3.8 million ($0.02 per share) compared with a net loss of
$2.1 million ($0.01 per share) during the same period in fiscal 2007. For the nine-month period ended February 29, 2008 the loss from operations, excluding the gain on sale relating to the arrangement (as discussed below), increased to $9.0 million from $7.9 million in the same period last year. On the close of the arrangement, in July 2007, the Company realized a gain on the sale of the shares of Old Lorus in the amount of $6.3 million resulting in a net loss for the nine-month period of $2.7 million ($0.01 per share). The gain on sale of the shares was reduced by $11 thousand in the quarter reflecting an increase in transaction costs.
     Research and development expenses totaled $2.2 million in the three-month period ended February 29, 2008 compared to $672 thousand during the same period last year and increased to $4.3 million from $3.1 million in the nine month period ended February 29, 2008 as compared to the same period in fiscal
2007.
     For the three-month period ended February 29, 2008, research and development expenditures increased by $1.6 million over the prior year resulting from increased activity within our GTI-2040 and Small Molecule programs. During the three-month period ended February 29, 2008, we incurred
$1.0 million in costs to manufacture additional quantities of GTI-2040 to support our ongoing Phase II clinical trial in AML as well as an additional
$450 thousand in R&D expenditures to support the ongoing GLP toxicology studies.
     For the nine-month period ended February 29, 2008, research and development expenditures increased by $1.7 million offset by a decrease in amortization expense related to intangible assets of $655 thousand over the same period in the previous year for a net increase of $1.0 million. The increase is primarily due to increased research and testing costs in fiscal
2008 associated with the advancement of the Company's small molecule and
GTI-2040 programs as well as the manufacturing costs of $1.0 million associated with the manufacture of additional quantities of GTI-2040 to support our ongoing Phase II clinical trial in AML.
     The Company utilized cash of $7.5 million in operating activities in the nine-month period ended February 29, 2008 compared with $6.2 million during the same period in fiscal 2007 reflecting the increase in net loss during the nine-month period. At February 29, 2008, Lorus had cash and cash equivalents and marketable securities of $12.2 million compared to $12.4 million at May
31, 2007.
     General and administrative expenses totaled $863 thousand in the three-month period ended February 29, 2008 compared to $833 thousand in same period last year. For the nine-month period ended February 29, 2008, general and administrative expense was $2.7 million compared with $3.0 million in the same period last year. The decrease in general and administrative costs is the result of costs incurred in the second quarter of 2007 related to the mutual separation agreement between the Company and the then President and CEO offset by increased human resource costs in the third quarter of 2008.
     Interest income totaled $120 thousand in the three-month period ended
February 29, 2008 compared to $137 thousand in the same period last year and
$435 thousand for the nine month period ended February 29, 2008 and
$362 thousand for the comparable period last year. The slight decrease in interest income in the current three-month period is due to a lower average cash and marketable securities balance. The increase in interest income for the nine month period ended February 29, 2008 compared with the prior year is due to slightly higher average cash and marketable securities balances during the first quarter of 2008 compared with the first quarter of 2007 and higher interest rates in the first and second quarter of 2008 compared with 2007.

     <<
     Lorus Therapeutics Inc.

     Interim Consolidated Statements of Loss and Deficit (unaudited)

                                       Three      Three       Nine       Nine
     (amounts in 000's                months     months     months     months
      except for per                   ended      ended      ended      ended
      common share data)             Feb. 29,   Feb. 28,   Feb. 29,   Feb. 28,
     (Canadian dollars)                 2008       2007       2008       2007
     -------------------------------------------------------------------------
     REVENUE                       $       3  $      37  $      30  $      67
     -------------------------------------------------------------------------

     EXPENSES
     Cost of sales                         1          6          2         12
     Research and development          2,222        672      4,251      3,125
     General and administrative          863        833      2,702      3,028
     Stock-based compensation            217        105        529        368
     Depreciation and amortization
      of fixed assets                     81         98        240        298
     -------------------------------------------------------------------------
     Operating expenses                3,384      1,714      7,724      6,831
     Interest expense on
      convertible debentures             258        259        799        786
     Accretion in carrying value
      of convertible debentures          285        236        824        682
     Amortization of deferred
      financing charges                   35         27        101         79
     Interest income                    (120)      (137)      (435)      (362)
     -------------------------------------------------------------------------
     Loss from operation for
      the period                       3,839      2,062      8,983      7,949
     -------------------------------------------------------------------------
     Loss/(Gain) on sale of shares        11          -     (6,299)         -
     -------------------------------------------------------------------------
     Net loss and other comprehensive
       Income for the period           3,850      2,062      2,684      7,949
     -------------------------------------------------------------------------
     Basic loss per share          $    0.02  $    0.01  $    0.01  $    0.04
     -------------------------------------------------------------------------
     Weighted average number of
      common shares outstanding used
      in the calculation of basic
      and diluted loss per share     216,225    210,670    214,846    202,287
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Note re the financial statement information above:

     On July 10, 2007 (the "Arrangement Date"), the Company completed a plan of arrangement and corporate reorganization with 4325231 Canada Inc., formerly
Lorus Therapeutics Inc., ("Old Lorus"), 6707157 Canada Inc. and Pinnacle
International Lands Inc (the "Arrangement"). As a result of the plan of arrangement and reorganization, among other things, each common share of Old
Lorus was exchanged for one common share of the Company and the assets
(excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries. The Company continued the business of Old Lorus after the
Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement
Date. Therefore, the Company's operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

     Other Corporate Updates:

     Peter Korth has stepped down from his position as CFO, effective April
14, 2008. "We thank Peter for his help during the past few months and wish him well in his future endeavors", commented Dr. Young, President and CEO of
Lorus. Elizabeth Williams, CA, Lorus' Director of Finance and Controller for
the past four years, has assumed his financial duties as Acting CFO. Elizabeth
Williams has held the Acting CFO position at Lorus in the past, from November
2005 to January 2008, and prior to her employment at Lorus she was an Audit
Manager with Ernst & Young LLP.

     About Lorus

     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto
Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     Forward Looking Statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; the achievement of milestones, milestones and royalty payments, the successful development of Virulizin;
development time/cost and the regulatory approval process; the progress of clinical trials; our ability to find and enter into agreements with potential partners; the dilution of Pharma Immune's interest in Zor Pharmaceuticals; our ability to attract and retain key personnel; changing market conditions; and
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange
Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

     Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old
Lorus).

     %SEDAR: 00025614EF          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 23:15e 14-APR-08